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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

    NOTIFICATION OF LATE FILING

                                                  ------------------------------
                                                          SEC FILE NUMBER
                                                              33-97994

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                                                          CUSIP NUMBER

                                                     Class A1     33736LAA3
                                                     Class A2     33736LAB1
                                                     Class A3     33736LAC9
                                                     Class B      33736LAE5
                                                     Class C      33736LAF2
                                                     Class D      33736LAG0
                                                     Class E      33736LAH8
                                                     Class F      33736LAJ4
                                                     Class H      33736LAL9
                                                     Class IO     33736LAD7
                                                     Class J      33736LAM7
                                                     Class K      33736LAN5

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(CHECK ONE):    [ X ] Form 10-K and Form 10-KSB  [  ] Form 20-F   [  ] Form 11-K
                [   ] Form 10-Q and Form 10-QSB  [  ] Form N-SAR

      For Period Ended:          December 31, 2000
                       ---------------------------------------------------------
      [  ] Transition Report on Form 10-K
      [  ] Transition Report on Form 20-F
      [  ] Transition Report on Form 11-K
      [  ] Transition Report on Form 10-Q
      [  ] Transition Report on Form N-SAR

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________


PART I

Full Name of Registrant   First Union Commercial Mortgage Securities, Inc. (in
                       ---------------------------------------------------------
respect of its Commercial Mortgage Pass-Through Certificates, Series 1997-C1)
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Former Name if Applicable    N/A
                          ------------------------------------------------------

Address of Principal Executive Office (STREET AND NUMBER) One First Union Center
                                                         -----------------------

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City, State and Zip Code       Charlotte, North Carolina 28228-0660
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PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteen calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

An electronic filing of the Form 10-K for First Union Commercial Mortgage Securities, Inc., In Respect of its Commercial Mortgage Pass-Through Certificates, Series 1997-C1, (the "Registrant") was made on March 30, 2001 for fiscal year ended December 31, 2000 but was suspended as a duplicate filing by the Commission. Pursuant to the Pooling and Servicing Agreement dated as of May 1, 1997 (the "Pooling Agreement") by and among the Registrant, as Depositor, First Union National Bank of North Carolina, as Master Servicer, Criimi Mae Services Limited Partnership, as Special Servicer, and State Street Bank and Trust Company, as Trustee (in such capacity, the "Trustee"), the Trustee is directed and authorized to file, on behalf of the Registrant, a modified Form 10-K with respect to the Certificates and the Trust Fund formed under the Pooling Agreement. The CIK number utilized on March 30, 2001 was furnished to the Trustee by or on behalf of the Registrant and has been utilized by the Trustee in the past to electronically file periodic reports with the Commission, as required by the Pooling Agreement. The filing agent of the Registrant has informed the Trustee that the CIK number was utilized to file a Form 10-K on behalf of First Union Commercial Mortgage Securities, Inc., In Respect of its Commercial Mortgage Pass-Through Certificates, Series 1997-C2 on March 19, 2001. Because the Trustee was furnished the CIK number, it is not know if it is the correct CIK number for the Registrant. The Registrant intends to apply to the Commission for access codes for the Trust Fund and intends to refile the Form 10-K using the correct CIK number on or before the 15th calendar day following the prescribed due date.

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PART IV

         (1) Name and telephone number of person to contact in regard to this notification.

         Linda K. Fisher, Esq.                 (617)                 951-4722
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                  (Name)                    (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                  Yes |X|  No |_|

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  Yes |_| No |X|

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       First Union Commercial Mortgage Securities, Inc. (in respect of its
         Commercial Mortgage Pass-Through Certificates, Series 1997-C1)
         --------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                  By:    State Street Bank and Trust Company,
                                         solely in its capacity as trustee for
                                         First Union Commercial Mortgage
                                         Securities, Inc.'s Commercial Mortgage
                                         Pass-Through Certificates, Series
                                         1997-C1 and not individually


Date:   April 2, 2001             By: /s/ Daniel Scully
                                      ------------------------------------------
                                      Daniel Scully, Assistant Secretary


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